UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: April 8, 2014
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM SUCCESSFULLY COMPLETES A USD 1.8 BILLION

REVOLVING CREDIT FACILITY WITH 11 INTERNATIONAL BANKS AND

A USD 0.5 BILLION TERM FACILITY WITH ALFA-BANK

Amsterdam (April 8, 2014)—“VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that it has successfully completed a new revolving credit facility (“RCF”) of up to USD 1.8 billion for VimpelCom Amsterdam B.V. (“VIP Amsterdam”). The RCF has a three-year tenor and will replace the existing USD 500 million RCF signed in 2011. Currently 11 banks have committed to the RCF in the aggregate amount of USD 1.65 billion. The RCF contains an option to increase the amount of the facility by up to USD 150 million within 6 months from the date of the signing. The Company also announced that it has successfully completed a new term facility of USD 0.5 billion for VIP Amsterdam. This three-year term facility was entered into with Alfa-Bank. Both credit facilities are unsecured and guaranteed by VimpelCom Holdings B.V.

These credit facilities provide the Company increased flexibility in managing its cash levels and will be used for general corporate purposes.

VimpelCom’s Chief Financial Officer Andrew Davies commented: “We are very pleased with the strong support we have received from our 11 major international relationship banks as well as from Alfa-Bank, showing clear support to VimpelCom and its businesses. These two new facilities substantially improve the liquidity profile and financial flexibility of the Group and is a further step to centralize group financing at VimpelCom as part of our strategic Value Agenda.”

The 11 international relationship banks in the RCF are: Barclays Bank PLC, BNP Paribas Fortis SA/NV, Citi, Crédit Agricole CIB, Credit Suisse, Deutsche Bank, HSBC, ING, Intesa Sanpaolo, Raiffeisen Bank International / ZAO Raiffeisenbank and Societe Generale.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to potential benefits from the RCF. There can be no assurance that VimpelCom will drawdown all amounts under the RCF. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Form 20-F and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP).

For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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